SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: March 2004

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-1511
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

BELL CANADA

Safe harbor notice concerning forward-looking statements

March 10, 2004

Specifically incorporated in, and forms an integral part of,
Bell Canada’s Short Form Base Shelf Prospectus dated June 13, 2003.

Safe harbor notice concerning forward-looking statements

This Safe harbor notice concerning forward-looking statements is specifically incorporated in, and forms an integral part of, Bell Canada’s Short Form Base Shelf Prospectus dated June 13, 2003.

In this document, we, us and our mean Bell Canada, its subsidiaries and joint ventures.

Securities laws encourage companies to disclose forward-looking information so that investors can get a better understanding of the company’s future prospects and make informed investment decisions.

Statements we make are “forward-looking” because they are based on our current expectations about the markets we operate in, and on various estimates and assumptions. A statement we make is forward-looking when it uses what we know today to make a statement about the future. Forward-looking statements may include words such as anticipate, believe, could, expect, goal, intend, may, objective, outlook, plan, seek, strive, target and will.

It is important to know that:

•	forward-looking statements describe our expectations on the day that they are made
•
our actual results could be materially different from what we expect if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, we cannot guarantee that any forward-looking statement will materialize.

•
forward-looking statements do not take into account the effect that transactions or non-recurring items announced or occurring after the statements are made may have on our business. For example, they do not include the effect of sales of assets, monetizations, mergers, acquisitions, other business combinations or transactions, asset write downs or other charges.

•	we disclaim any intention and assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

Risks that could cause our actual results to materially differ from our current expectations are discussed in Risks that could affect our business starting on the next page.

Risks that could affect our business

This section describes general risks that could affect us. A risk is the possibility that an event might happen in the future that could have a negative effect on our financial condition, results of operations or business. Part of managing our business is to understand what these potential risks could be and to minimize them where we can.

Because no one can predict whether an event will happen or its consequences, the actual effect of any event on our business could be materially different from what we currently anticipate. In addition, this description of risks does not include all possible risks, and there may be other risks that we are currently not aware of.

Strategies and plans
We plan to achieve our business objectives through various strategies and plans. Our strategy is to lead change in the industry and set the standard for Internet Protocol (IP)- based communications while continuing to deliver on our goals of innovation, simplicity and service, and efficiency. The key elements of our strategies and plans include:

•	evolving from multiple service-specific networks to a single IP-based network
•	providing new services to meet customers’ needs by introducing innovative technologies, including Voice over IP (VoIP), very high-speed digital subscriber lines (VDSL) and IP television (IPTV)
•	maintaining and improving customer satisfaction by simplifying all areas of our customers’ experience, including call centres, billing and points of sale
•
increasing the number of customers who buy multiple products by focusing our marketing and sales efforts by customer segment. This includes offering bundled services to consumers and service packages to businesses.

•	lowering costs by improving efficiency in all areas of product and service delivery, including installation, activation and call centres.

Our strategic direction involves significant changes in processes, in how we approach our markets, and in products and services. These changes will require a shift in employee skills.

The strategies and plans outlined above will require capital expenditures for their implementation. The timing and quantity of the returns from these investments are uncertain.

If we are unable to achieve our business objectives, our financial performance, including our growth prospects, could be hurt. This could have a material and negative effect on our results of operations. At this time, we cannot determine the effect that moving to a single IP-based network could have on our results of operations.

Economic and market conditions
Our business is affected by general economic conditions, consumer confidence and spending, and the demand for, and the prices of, our products and services. When there is a decline in economic growth, and in retail and commercial activity, there tends to be a lower demand for our products and services. During these periods, customers may delay buying our products and services, or reduce or discontinue using them.

The slower pace of growth and the uncertainty in the global economy have reduced demand for some of our products and services, which has negatively affected our financial performance and may continue to negatively affect it in the future. In particular, weak economic conditions have led to:

•	lower than expected growth in data revenue because of lower demand from business and wholesale customers
•	pressure on business customers to reduce their capital expenditures and delay or defer communication system upgrades and expansion plans reducing our revenues
•	pressure on business customers to reduce operating expenses. This increases their tendency to negotiate contracts with lower unit prices for communications services, which reduces our revenues.
•	some reductions in the number of network access lines because of business failures, consolidations or business contractions.

Weak economic conditions may negatively affect our profitability and cash flows from operations. They could also negatively affect the financial condition and credit risk of our customers, which could increase uncertainty about our ability to collect receivables and potentially increase our bad debt expenses.

Increasing competition
We face intense competition from traditional competitors, as well as from new entrants to the markets we operate in. We compete not only with other telecommunications and television service providers, but also with other businesses and industries. These include cable, software and Internet companies, a variety of companies that offer network services, such as providers of business information systems and system integrators, and other companies that deal with, or have access to, customers through various communications networks.

Many of our competitors have substantial financial, marketing, personnel and technological resources. Other competitors have recently emerged, or may emerge in the future, from restructurings with reduced debt and a stronger financial position. This means that they could have more financial flexibility to price their products and services at very competitive rates.

Competition could affect our pricing strategies and reduce our revenues and profitability. It could also affect our ability to retain existing customers and attract new ones. Competition puts us under constant pressure to improve, and invest in, customer service and to keep our prices competitive. It forces us to continue to reduce costs, manage expenses and increase productivity. This means that we need to be able to anticipate and respond quickly to the constant changes in our businesses and markets.

We already have several domestic and foreign competitors, but the number of foreign competitors with a presence in Canada and large resources could increase in the future. In 2003, the Canadian government started a review of the foreign ownership restrictions that apply to telecommunications carriers and to broadcasting distribution undertakings (BDUs). Removing or easing the limits on foreign ownership could result in foreign companies entering the Canadian market by making acquisitions or investments. This could result in greater access to capital for our competitors or the arrival of new competitors with global scale, which would increase competitive pressure. Because the government’s review has not been completed, it is impossible to predict the outcome or to assess how any recommendations may affect us.

Wireline and long distance
We experience significant competition in long distance from dial-around providers, pre-paid card providers and others, and from traditional competitors, such as inter-exchange carriers and resellers.

Contracts for long distance services to large business customers are very competitive. Our pricing strategy is to offer prices that reflect the quality of our service and the volume and the characteristics of the traffic. Customers may choose to switch to competitors that offer very low prices to acquire market share and have little regard for the quality of service or impact on their earnings.

We also face increasing cross-platform competition as customers substitute new technologies for traditional services. For example, our wireline business competes with wireless and Internet services, including chat services, instant messaging and e-mail. We expect to face competitive pressure from cable companies as they implement voice services over their networks and from other emerging competitors, including municipal electrical utilities and other VoIP providers. We expect these kinds of competition to intensify as growth in Internet and wireless services continues and new technologies are developed.

Cross-platform competition will be increasingly intense as technologies, such as VoIP, improve and gain market acceptance. We have announced plans to launch our own VoIP initiative, but there is no assurance that it will attract a sustainable customer base. VoIP services are anticipated to take business away from our other products and services. If significant competition for VoIP develops, it could reduce our existing market share in local and long distance services, and could have a material and negative effect on our future revenues and profitability.

VoIP technology does not require service providers to own or rent physical networks, which increases access to this market by other competitors. If competition from these service providers further develops, it could have a material and negative effect on our future revenues and profitability.

Technology substitution, and VoIP in particular, has reduced barriers to entry that existed in the industry. This has allowed competitors with limited access to financial, marketing, personnel and technological resources to rapidly launch new products and services and to gain market share. This trend is expected to accelerate in the future, which could materially and negatively affect our financial performance.

Internet access
Cable companies and independent Internet service providers have increased competition in the broadband and Internet access services business. Competition has led to pricing for Internet access in Canada that is among the lowest in the world.

Wireless
The Canadian wireless telecommunications industry is also highly competitive. We compete directly with other wireless service providers that have aggressive product and service introductions, pricing and marketing, and with wireline service providers. We expect competition to intensify as new technologies, products and services are developed.

Direct-to-home (DTH) satellite television
Bell ExpressVu Limited Partnership (Bell ExpressVu) competes directly with another DTH satellite television provider and with cable companies across Canada. These cable companies have recently upgraded their networks, operational systems and services, which could improve their competitiveness. This could materially and negatively affect the financial performance of Bell ExpressVu.

Improving productivity and containing capital intensity
We continue to implement several productivity improvements while containing our capital intensity. There could be a material and negative effect on our profitability if we do not continue to successfully implement these productivity improvements and manage capital intensity while maintaining the quality of our service. For example, we must reduce the price of certain of our services that are subject to regulatory price caps, each year between 2002 and 2006. In addition, to remain competitive in some business data services that are not regulated, we have reduced our prices and may have to continue doing so in the future. Our profits will decline if we cannot lower our expenses at the same rate. There could also be a material and negative effect on our profitability if market factors or other regulatory actions result in lower revenues and we cannot reduce our expenses at the same rate.

Many productivity improvements require capital expenditures to implement systems that automate or assist in our operations. There is no assurance that these investments will be effective in delivering the planned productivity improvements.

Anticipating technological change
We operate in markets that are experiencing constant technological change, evolving industry standards, changing client needs, frequent new product and service introductions, and short product life cycles.

Our success will depend in large part on how well we can anticipate and respond to changes in industry standards and client needs, and how quickly and efficiently we can introduce new products, services and technologies, and upgrade existing ones.

We may face additional financial risks as we develop new products, services and technologies, and update our networks to stay competitive. Newer technologies, for example, may quickly become obsolete or may need more capital than expected. Development could be delayed for reasons beyond our control. Substantial investments usually need to be made before new technologies prove to be commercially viable.

We are in the process of moving our core circuit-based infrastructure to IP technology. This may allow us to:

•	offer integrated voice, data and video services
•	offer a range of valuable network enabled business solutions to large business customers
•	increase capital efficiency
•	increase operating efficiency, including our efficiency in introducing and supporting services.

As part of this move, we also plan to discontinue certain services that are based on circuit-based infrastructure. This is a necessary component of increasing capital and operating efficiencies. In some cases, this could be delayed or prevented by customers or regulatory actions. If we cannot discontinue these services as planned, we will not be able to achieve improvements as expected.

There is no assurance that we will be successful in developing, implementing and marketing new technologies, products, services or enhancements in a reasonable time, or that they will have a market. There is also no assurance that efficiencies will increase as expected. New products or services that use new or evolving technologies could make our existing ones unmarketable or cause their prices to fall.

Liquidity
Our ability to generate cash and to maintain capacity to meet our financial obligations and provide for planned growth depends on our cash requirements and on our sources of liquidity.

Our cash requirements may be affected by the risks associated with our contingencies, off-balance sheet arrangements and derivative instruments.

In general, we finance our capital needs in four ways:

•	from cash generated by our operations or investments
•	by borrowing from commercial banks
•	through debt and equity offerings in the capital markets
•	by selling or otherwise disposing of assets.

An increased level of debt financing could lower our credit ratings, increase our borrowing costs and give us less flexibility to take advantage of business opportunities.

Our ability to raise financing depends on our ability to access the capital markets and the syndicated commercial loan market. The cost of funding depends largely on market conditions, and the outlook for our business and our credit ratings at the time capital is raised. If our credit ratings are downgraded, our cost of funding could significantly increase. In addition, participants in the capital and syndicated commercial loan markets have internal policies limiting their ability to invest in, or extend credit to, any single borrower or group of borrowers or to a particular industry.

Bell Canada and certain of its subsidiaries have entered into renewable credit facilities with various financial institutions. They include facilities serving as back-up facilities for issuing commercial paper. There is no assurance that these facilities will be renewed at favourable terms.

We need significant amounts of cash to implement our business plan. This includes cash for capital expenditures to provide our services, dividend payments and payment of our contractual obligations, including refinancing our outstanding debt.

Our plan in 2004 is to generate enough cash from our operating activities to pay for capital expenditures and dividends. We expect to repay contractual obligations maturing in 2004 from cash on hand, from cash generated from our operations or by issuing debt.

If actual results are different from our business plan or if the assumptions in our business plan change, we may have to raise more funds than expected from issuing debt or equity.

If we cannot raise the capital we need upon acceptable terms, we may have to:

•	limit our ongoing capital expenditures
•	limit our investment in new businesses
•	try to raise additional capital by selling or otherwise disposing of assets.

Any of these possibilities could have a material and negative effect on our cash flow from operations and growth prospects in the long term.

Reliance on major customers
An important amount of revenue earned by us comes from a small number of major customers. If we lose contracts with such major customers and cannot replace them, it could have a material and negative effect on our results.

Making acquisitions
Our growth strategy includes making strategic acquisitions and entering into joint ventures. There is no assurance that we will find suitable companies to acquire or to partner with or that we will have the financial resources needed to complete any acquisition or to enter into any joint venture. There could also be difficulties in integrating the operations of recently acquired companies with our existing operations or in operating joint ventures.

Litigation, regulatory matters and changes in laws
The Bell Canada 2002 Annual Information Form, as updated by the Bell Canada 2003 First, Second and Third Quarter Management’s Discussion and Analysis, contains a detailed description of the principal legal proceedings involving us and certain regulatory initiatives and proceedings concerning us.

In addition, please refer to Changes to wireline regulations for a description of certain regulatory initiatives and proceedings that could affect us.

Pending or future litigation, regulatory initiatives or regulatory proceedings could have a material and negative effect on our businesses, operating results and financial condition. Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, including changes in, or the adoption of, new tax laws that result in higher tax rates or new taxes, could also materially and negatively affect us. Any claim by a third party, with or without merit, that a significant part of our business infringes on its intellectual property could also materially and negatively affect us.

Pension fund contributions
Most of our pension plans had pension fund surpluses as of our most recent actuarial valuation. As a result, we have not had to make regular contributions to the pension funds in the past few years. It also means that we have reported pension credits, which have had a positive effect on our net earnings.

The decline in the capital markets in 2001 and 2002, combined with historically low interest rates has significantly reduced the pension fund surpluses and the pension credits. This has negatively affected our net earnings.

Our pension plan assets had higher returns than expected in 2003. There is no assurance that high returns will continue. If returns on pension plan assets decline again in the future, the surpluses could also continue to decline. If this happens, we might have to start making contributions to the pension funds. This could have a material and negative effect on our results of operations.

Retaining employees
Our success depends in large part on our ability to attract and retain key employees.

The exercise price of most of the stock options that our key employees hold is higher than the current trading price of BCE Inc.‘s common shares. As a result, our stock option programs may not be effective in retaining these employees. While we do not expect that we will lose key people, if it happens, this could materially hurt our businesses and operating results.

Renegotiating labour agreements
Approximately 53% of our employees are represented by unions and are covered by collective agreements.

The following material collective agreements have expired:

•	the collective agreement between Bell Canada and the Communications, Energy and Paperworkers Union of Canada (CEP), representing approximately 7,000 craft and services employees
•	the collective agreements between Aliant Telecom Inc. (Aliant Telecom), a subsidiary of Aliant Inc., and its employees, representing approximately 4,200 employees
•	the collective agreement between Connexim, Limited Partnership and its employees, representing approximately 100 craft and services employees.

The collective agreements between Entourage Technology Solutions Inc. and the CEP, representing approximately 2,000 technicians in Québec and Ontario, will expire on September 30, 2004.

Renegotiating collective agreements could result in higher labour costs and work disruptions, including work stoppages or work slowdowns. Difficulties in renegotiations or other labour unrest could significantly hurt our businesses, operating results and financial condition.

Events affecting our networks
Network failures could materially hurt our business, including our customer relationships and operating results. Our operations depend on how well we protect our networks, our equipment, our applications and the information stored in our data centres against damage from fire, natural disaster, power loss, hacking, computer viruses, disabling devices, acts of war or terrorism, and other events. Any of these events could cause our operations to be shut down indefinitely.

Our network is connected with the networks of other telecommunications carriers, and we rely on them to deliver some of our services. Any of the events mentioned in the previous paragraph, as well as strikes or other work disruptions, bankruptcies, technical difficulties or other events affecting the networks of these other carriers could also hurt our business, including our customer relationships and operating results.

Changes to wireline regulations

Decisions of regulatory agencies
Our business is affected by decisions made by various regulatory agencies, including the Canadian Radio-television and Telecommunications Commission (CRTC). Many of these decisions balance requests from competitors for access to facilities, such as the telecommunications networks, switching and transmission facilities, and other network infrastructure of incumbent telephone companies, with the rights of the incumbent telephone companies to compete reasonably freely.

Second Price Cap decision
In May 2002, the CRTC issued decisions relating to new price cap rules that will govern incumbent telephone companies for a four-year period starting in June 2002. These decisions:

•	set a 3.5% productivity factor on many capped services, which may require us to reduce prices on these services
•	extended price cap regulation to more services
•	reduced the prices that incumbent telephone companies can charge competitors for services
•	set procedures for enforcing standards of service quality
•	effectively froze rates for residential services.

The CRTC also established a deferral account, but has not yet determined how the funds in the account will be used. It will start a proceeding in 2004 to address issues related to the deferral accounts of incumbent telephone companies. There is a risk that the account could be used in a way that could have a negative financial effect on us.

The balance in Bell Canada’s and Aliant Telecom’s deferral accounts at the end of 2003 was estimated to be approximately $160 million. Almost all of these funds are expected to be used in 2004.

On December 2, 2003, Bell Canada filed an application with the CRTC asking for approval to use some of the funds in its deferral account to expand its broadband services to certain areas. On December 24, 2003, the CRTC indicated that it plans to review this proposal as part of its proceeding in 2004.

In addition, other follow-up issues to the Price Cap decision are expected to be resolved in 2004. The outcome of these issues could result in an additional negative effect on our results.

Decision on incumbent affiliates
On December 12, 2002, the CRTC released its decision on incumbent affiliates, which requires Bell Canada and its carrier affiliates to receive CRTC approval on contracts that bundle tariffed and non-tariffed products and services. This means that:

•	all existing contracts that bundle tariffed and non-tariffed products and services must be filed with the CRTC for approval
•	all new contracts that bundle tariffed and non-tariffed products and services must receive CRTC approval before they are carried out
•	carrier affiliates must meet the same approval requirements as Bell Canada on products and services they offer in Bell Canada’s operating territory.

On September 23, 2003, the CRTC issued a decision that requires Bell Canada and its carrier affiliates to include a detailed description of the bundled services they provide to customers when they file tariffs with the CRTC. The customer’s name will be kept confidential, but the pricing and service arrangements it has with us will be available on the public record.

These decisions increase our regulatory burden at both the wholesale and retail levels. They could also cause some of our large customers to choose another preferred supplier, which could have a material and negative effect on our results of operations. These decisions are currently under appeal.

Allstream and Call-Net application concerning customer specific arrangements
On January 23, 2004, Allstream Corp. (Allstream) and Call-Net Enterprises Inc. (Call- Net) filed a joint application asking the CRTC to order Bell Canada to stop providing service under any customer-specific arrangements (CSAs) that are currently filed with the CRTC and are not yet approved.

Allstream and Call-Net have proposed that Bell Canada should only provide services to these customers under its general tariff. Allstream and Call-Net have also proposed that the CRTC suspend its approval of any new CSAs until Bell Canada’s appeal of the decision on incumbent affiliates is heard.

Bell Canada will be opposing all aspects of this application. If the CRTC grants it, Bell Canada will be required to cancel contracts with many of its enterprise customers and, in some cases, to reprice services. Suspending approval of any new CSAs could have a material and negative effect on Bell Canada’s ability to offer new services to the large business customer market on competitive terms and conditions.

Public notice on changes to minimum prices
On October 23, 2003, the CRTC issued a public notice asking for comments on its preliminary view that revised rules may be needed for setting minimum prices for our regulated services and for how incumbent telephone companies price their services, service bundles and customer contracts. It issued an amended public notice on December 8, 2003.

The CRTC is also seeking comments on proposed pricing restrictions on volume or term contracts for retail tariffed services. It is too early to determine if the proposals will be implemented as proposed. If they are, we will be required to increase the minimum prices we charge for regulated services. This would limit our ability to compete. Bell Canada provided its comments to the CRTC on January 30, 2004.

Application seeking consistent regulation
On November 6, 2003, Bell Canada filed an application requesting that the CRTC start a public hearing to review how similar services offered by cable companies and telephone companies are regulated. This would allow consistent rules to be developed that recognize and support the growing competition between these converging sectors. Bell Canada also requested that this proceeding address any rules that might be needed to govern VoIP services provided by cable companies and others. This proceeding could determine the rules for competition with other service providers and could affect our ability to compete in the future.

Licences and changes to wireless regulation
Companies must have a spectrum licence to operate cellular, personal communications service (PCS) and other radio-telecommunications systems in Canada. The Minister of Industry awards spectrum licences, through a variety of methods, at his or her discretion under the Radiocommunication Act.

As a result of a recent Industry Canada decision, Bell Mobility Inc.‘s (Bell Mobility) and Aliant Telecom / MT&T Mobility Inc.‘s cellular and PCS licences, which would have expired on March 31, 2006, will now expire in 2011. MT&T Mobility Inc. is a wholly-owned subsidiary of Aliant Telecom. The PCS licences that were awarded in the 2001 PCS auction will expire on November 29, 2011. As a result, all of Bell Mobility’s cellular and PCS licences are now classified as spectrum licences with a 10-year licence term. While we expect that they will be renewed, there is no assurance that this will happen. Industry Canada can revoke a company’s licence at any time if the company does not comply with the licence’s conditions. While we believe that we comply with the conditions of our licences, there is no assurance that Industry Canada will agree, which could have a material and negative effect on us.

In December 2003, Industry Canada issued its decision on changing the terms and the method of calculating the fees of cellular and PCS licences. The new fees are based on the amount of spectrum a carrier holds in a given geographic area. Fees were previously based on the degree of deployment or the number of radio sites in operation. The changes come into effect on April 1, 2004 and will be implemented over seven years. They are not expected to have a material impact on the amount of fees paid by Bell Mobility.

In October 2001, the Minister of Industry announced plans for a national review of Industry Canada’s procedures for approving and placing wireless and radio towers in Canada, including a review of the role of municipal authorities in the approval process. If the consultation process results in more municipal involvement in the approval process, there is a risk that it could significantly slow the expansion of wireless networks in Canada. This could have a material and negative effect on our operations. The final report is expected in April 2004.

Increased accidents from using cellphones
Some studies suggest that using handheld cellphones while driving may result in more accidents. It is possible that this could lead to new regulations or legislation banning the use of handheld cellphones while driving, as it has in Newfoundland and Labrador and in several U.S. states. If this happens, cellphone use in vehicles could decline, which could negatively affect us.

Health concerns about radio frequency emissions
It has been suggested that some radio frequency emissions from cellphones may be linked to medical conditions, such as cancer. In addition, some interest groups have requested investigations into claims that digital transmissions from handsets used with digital wireless technologies pose health concerns and cause interference with hearing aids and other medical devices. This could lead to additional government regulation, which could have a material and negative effect on our business. In addition, actual or perceived health risks of wireless communications devices could result in fewer new network subscribers, lower network usage per subscriber, higher churn rates, product liability lawsuits or less outside financing available to the wireless communications industry. Any of these would have a negative effect on our business.

Bell ExpressVu
Bell ExpressVu currently uses two satellites, Nimiq 1 and Nimiq 2, for its DTH satellite television services. Telesat Canada operates these satellites. Satellites are subject to significant risks. Any loss, failure, manufacturing defects, damage or destruction of these satellites could have a material and negative effect on Bell ExpressVu’s results of operations and financial condition.

Bell ExpressVu is subject to programming and carriage requirements under its CRTC licence. Changes to the regulations that govern broadcasting or to its licence could negatively affect Bell ExpressVu’s competitive position or the cost of providing its services. Bell ExpressVu’s existing DTH satellite television distribution undertaking licence was scheduled to be renewed in August 2003, but was extended to March 31, 2004 so that the CRTC could review Bell ExpressVu’s application. The CRTC held the hearings on the renewal application in October 2003. Although we expect that this licence will be renewed, there is no assurance that it will be renewed under the same terms and conditions.

Bell ExpressVu continues to face competition from unregulated U.S. DTH satellite television services that are illegally sold in Canada. In response, it has started, or is participating in, several legal actions that are challenging the sale of U.S. DTH satellite television equipment in Canada. While Bell ExpressVu has been successful in increasing its share of the satellite television market despite this competition, there is no assurance that it will continue to do so.

Bell ExpressVu faces a loss of revenue resulting from the theft of its services. It is taking numerous actions to reduce these losses, including legal action, investigations, implementing electronic countermeasures targeted at illegal devices, leading information campaigns and developing new technology. Implementing these measures, however, could increase Bell ExpressVu’s capital and operating expenses, reduce subscriber growth and increase churn.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Michael T. Boychuk
Michael T. Boychuk Senior Vice-President and Treasurer
Date: March 10, 2004